 Exhibit 99.1

SU Group Announces Pricing of $6 Million Public Offering

HONG KONG, May 12, 2026 /PRNewswire/ -- SU Group Holdings Limited (Nasdaq: SUGP) ("SU Group" or the "Company"), an integrated security-related engineering services company in Hong Kong, today announced that it has priced a public offering of securities as described below for aggregate gross proceeds to the Company of $6 million, before deducting agent fees and other estimated expenses payable by the company.

The offering consists of 3,000,000 Units (“Units”), each Unit consisting of (i) one pre-funded warrant (a “Pre-Funded Warrant”) to purchase one Class A ordinary share (“Class A ordinary share”), and (ii) two warrants with a twenty-five-month term, each warrant to purchase one Class A ordinary share (the “Warrants”).

We are offering each Unit at an assumed public offering price of US$2.00 per Unit. Each of the Warrants will be immediately exercisable for one Class A ordinary share at an exercise price of US$5.50 per share.

The closing of the offering is expected to occur on or about May 13, 2026, subject to the satisfaction of customary closing conditions.

WallachBeth Capital, LLC is acting as sole placement agent for the offering. Nauth LPC is acting as US securities counsel to the Company and Hunter Taubman Fischer & Li LLC is acting as US securities counsel to Wallachbeth Capital, LLC.

This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor will there be any sales of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

The securities described above are being offered by the Company pursuant to a registration statement on Form F-1 (File No. 333-291851), as amended and supplemented by post-effective amendments, previously filed and declared effective by the U.S. Securities and Exchange Commission (the “SEC”). This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction. The offering is being made only by means of a preliminary prospectus and final prospectus that will form a part of the registration statement. A final prospectus relating to the offering will be filed with the SEC and will be available on the SEC’s website at www.sec.gov. Electronic copies of the prospectus supplements may be obtained, when available, from WallachBeth Capital, LLC, via email at cap-mkts@wallachbeth.com, by calling +1 (646) 237-8585, or by standard mail at WallachBeth Capital LLC, Attn: Capital Markets, 185 Hudson St., Suite 1410, Jersey City, NJ 07311, USA.

About SU Group Holdings Limited

SU Group (Nasdaq: SUGP) is an integrated security-related services company that primarily provides security-related engineering services, security guarding and screening services, and related vocational training services in Hong Kong. Through its subsidiaries, SU Group has been providing turnkey services to the existing infrastructure or planned development of its customers through the design, supply, installation, and maintenance of security systems for over two decades. The security systems that SU Group provides services include threat detection systems, traffic and pedestrian control systems, and extra-low voltage systems in private and public sectors, including commercial properties, public facilities, and residential properties in Hong Kong. For more information visit www.sugroup.com.hk.

Forward-Looking Statements

The Company makes forward-looking statements in this report within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties, including the closing of the offering, and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. These statements may be preceded by, followed by or include the words "may," "might," "will," "will likely result," "should," "estimate," "plan," "project," "forecast," "intend," "expect," "anticipate," "believe," "seek," "continue," "target" or similar expressions. These forward-looking statements are based on information available to the Company as of the date of this report and involve substantial risks and uncertainties. Actual results may vary materially from those expressed or implied by the forward-looking statements herein due to a variety of factors, and other risks and uncertainties set forth in our reports filed with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update forward-looking statements as a result of new information, future events or developments or otherwise.